August 4, 2015

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 7010 100 F Street, NE

Washington, DC 20549

Attn:	Pamela Howell
John Reynolds, Assistant Director

Re:	T-Bamm (the "Company")
Letter requesting acceleration of effective date Filed August 3, 2015
File No. 333-203754

The Company hereby removes its request for acceleration of the effective date of its Registration Statement on Form S-1 from 12:00 p.m. (Eastern Standard Time) of August 6, 2015.

Thank you for your assistance.

Very truly yours,

T-Bamm

/s/ Harald Stobbe

Harald Stobbe

President/Chief Executive Officer